EXHIBIT 18.1

th Avenue
May 26, 2015 Board of Directors Fairway Group Holdings Corp. 2284 12th Avenue New York, NY 10027

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to Fairway Group Holdings Corp. (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 29, 2015, as set forth in our report dated May 26, 2015. As stated in Note 1 to those financial statements, the Company changed its accounting for its goodwill impairment test by changing its methodology for determining the carrying amount of its reporting unit from an equity basis to a total invested capital basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 350 — Intangibles — Goodwill and Other. Note 1 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it would provide a better economic indicator of whether a potential impairment of goodwill exists and whether a step two test should be performed.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

Sincerely,

/s/ GRANT THORNTON LLP

Melville, New York